UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                        (Amendment No. ____________)*



                                  PRAB, INC.
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                               (Name of Issuer)

                         Common Stock $.10 Par Value
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                        (Title of Class of Securities)

                                 739413 10 2
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                                (CUSIP Number)

       John R. Cook, Esq., Miller, Canfield, Paddock and Stone, P.L.C.
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           444 W. Michigan Ave., Kalamazoo, MI 49007 (616) 381-7030
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 June 3, 1997
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            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement./ / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  739413 10 2                              Page   2   of   5   Pages



      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GARY A. HERDER
           ###-##-####


      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   /  /
                                                               (b)   /  /


      3    SEC USE ONLY


      4    SOURCE OF FUNDS*

           00

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           /  /

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
                          UNITED STATES CITIZEN


  NUMBER OF         7       SOLE VOTING POWER
  SHARES                            112,547
  BENEFICIALLY      8       SHARED VOTING POWER
  OWNED BY                          165,371
   EACH             9       SOLE DISPOSITIVE POWER
  REPORTING                       112,547
  PERSON WITH      10       SHARED DISPOSITIVE POWER
                                        0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                                    277,918


      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (1)
           EXCLUDES CERTAIN SHARES*

                            /  /


      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.14%


      14   TYPE OF REPORTING PERSON*
           IN

Item 1.        Security and Issuer.

               Common Stock $.10 par value
               Prab, Inc.
               5944 E. Kilgore Road
               Kalamazoo, MI 49003

Item 2.        Identity and Background

               (a)    Name:  Gary A. Herder.

               (b)    Residence or Business Address:
                      5944 E. Kilgore Road,
                      Kalamazoo, MI 49003.

               (c)    Present Principal Occupation or Employment:
                      President and Chief Executive Officer,
                      Prab, Inc.,
                      5944 E. Kilgore Road, Kalamazoo, MI 49003.

               (d)- (e)  None.

               (f)    Citizenship:  United States.

Item 3.        Source and Amount of Funds or Other Consideration:

               Mr. Herder and Robert Klinge are the Co-Trustees of Prab, Inc.'s Profit Sharing Plan (the "Profit Sharing Plan") which acquired 42,000 shares of Common Stock of Prab, Inc. on June 3, 1997. The funds were received by the Profit Sharing Plan from Prab, Inc. pursuant to the terms of the Profit Sharing Plan.

Item 4.        Purpose of Transaction.

               The securities were acquired in the ordinary course of business by the Profit Sharing Plan pursuant to its terms for the purpose of providing benefits to the salaried employees of Prab, Inc. The Profit Sharing Plan may make future purchases or sales of Common Stock of Prab, Inc. in the ordinary course of business pursuant to the terms of the Profit Sharing Plan.

Item 5.        Interest in Securities of the Issuer.

               (a) The reporting person beneficially owns 277,918(1) shares of Common Stock of Prab, Inc., representing 15.14% of the class of outstanding Common Stock.

               (b)    Number of shares as to which such person has:

                      (i)    Sole power to vote or direct the vote:
                               112,547

                      (ii)   Shared power to vote or direct the vote:
                               165,371(2)

                      (iii)  Sole power to dispose or direct disposition:
                               112,547

                      (iv)   Shared power to dispose or direct disposition:
                                     0

               (1) Includes 78,500 shares with respect to which Mr. Herder has the right to acquire beneficial ownership pursuant to certain stock option plans of Prab, Inc.

               (2) Mr. Herder and Robert Klinge are the Co-Trustees of the Profit Sharing Plan, which holds 165,371 shares of Prab, Inc.'s Common Stock (the "Plan Stock"). Messrs. Herder and Klinge share the sole power to vote the Plan Stock. The Administrative Committee appointed by the Board of Directors to administer the Profit Sharing Plan, has the sole power to direct the disposition of the Plan Stock and any dividends and proceeds of sale arising therefrom. As of December 31, 1996, the members of the Administrative Committee were John J. Wallace and Eric V. Brown, Sr. The filing of this statement shall not be construed as an admission that either Mr. Wallace or Mr. Brown, Sr. is, for the purposes of
                      Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Plan Stock.

               (c) Mr. Herder is a Co-Trustee of the Profit Sharing Plan. On June 3, 1997, the Profit Sharing Plan acquired 42,000 shares of Common Stock of Prab, Inc. at $1.49 per share from John J. Wallace in a private transaction.

               (d)    See response to item 5(b) above.

               (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The terms of the Profit Sharing Plan govern voting and disposition of the securities. See response to item 5(b) above.

Item 7.        Material to be Fixed as Exhibits.

               1. Agreement to Purchase Prab Stock from John J. Wallace for the Prab, Inc. Salaried Employees Profit Sharing Plan.

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1997

/s/ Gary A. Herder
------------------
Signature

Gary A. Herder
-----------------
Name/Title

                                EXHIBIT INDEX
                                -------------


No.                              Description
---                              -----------

1 Agreement to Purchase Prab Stock from John J. Wallace for the Prab, Inc. Salaried Employees Profit Sharing Plan

                                 EXHIBIT "1"
                                 -----------

            AGREEMENT TO PURCHASE PRAB STOCK FROM JOHN J. WALLACE
          FOR THE PRAB, INC. SALARIED EMPLOYEES PROFIT SHARING PLAN





        The Prab, Inc. Salaried Employees Profit Sharing Plan commits to purchasing $62,580.00 of Prab Stock owned by John J. Wallace at a price per share of $1.49. The price per share is determined as the average between the market bid and ask price on this date. The number of shares purchased is 42,000.




Agreed and approved by:



/s/ John J. Wallace                                                   6/3/97
-------------------                                                   ------
John J. Wallace                                                         Date


/s/ Robert Klinge                                                     6/3/97
-----------------                                                     ------
Robert Klinge, Trustee, Prab, Inc.                                      Date
Salaried Employees Profit Sharing Plan


/s/ Gary A. Herder                                                    6/3/97
------------------                                                    ------
Gary Herder, Trustee, Prab, Inc.                                        Date
Salaried Employees Profit Sharing Plan